Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

December 15, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., received a notification regarding the filing of a class action lawsuit seeking the cessation of certain “Collection Management” fees applied in respect of certain credit card contracts and also requesting the reimbursement for any such charges made in respect thereof.

The class action lawsuit (file number 127.478) was filed by the Asociación para la Defensa de Usuarios y Consumidores (the “ADUC”), a local Argentine association focused on general consumer defense matters. The class action lawsuit was filed before the Civil and Commercial Court No. 1 of the town of Mar del Plata, Buenos Aires Province.

The Bank is analyzing the content and implications of the class action lawsuit. In the event of an unfavorable resolution of the dispute described herein, the Bank does not believe that such unfavorable resolution will have a significant impact on the Bank´s shareholders’ equity..

Yours faithfully

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.